Exhibit 99.(a)(20)

FOR IMMEDIATE RELEASE

Contacts:	Media: Chris Ward iBasis, Inc. 781-505-7557	Investors: Richard Tennant iBasis, Inc. 781-505-7409 ir@ibasis.net	Matthew Sherman / Jeremy Jacobs / Ariel LeBoff Joele Frank, Wilkinson Brimmer Katcher 212-355-4449

SPECIAL COMMITTEE OF iBASIS’ BOARD OF DIRECTORS ASKS STOCKHOLDERS TO TAKE NO ACTION AT THIS TIME WITH RESPECT TO ROYAL KPN’S REVISED UNSOLICITED TENDER OFFER

BURLINGTON, MASS. — October 5, 2009 — iBasis, Inc. (NASDAQ: IBAS) today noted that Royal KPN N.V. (AMS: KPN and OTC: KKPNY.PK) (“KPN”) issued a press release announcing a revised unsolicited tender offer to acquire all of the outstanding shares of iBasis common stock not owned by KPN and its affiliates at a price of $2.25 per share in cash.  The Special Committee of iBasis’ Board of Directors will, in consultation with its independent financial and legal advisors, review and evaluate the revised offer and make a recommendation to iBasis stockholders in due course.  iBasis stockholders are urged to consider the Special Committee’s recommendation before taking any action with respect to KPN’s revised offer.

Jefferies & Company, Inc. is serving as independent financial advisor and Gibson, Dunn & Crutcher LLP is serving as independent legal counsel to the Special Committee.

About iBasis

Founded in 1996, iBasis (NASDAQ: IBAS) is a leading wholesale carrier of international long distance telephone calls and a provider of retail prepaid calling services and enhanced services for mobile operators. iBasis customers include KPN, KPN Mobile, E-Plus, BASE, TDC and many other large telecommunications carriers such as Verizon, Vodafone, China Mobile, China Unicom, IDT, Qwest, Skype, Telecom Italia, and Telefonica.  The company carried approximately 24 billion minutes of international voice traffic in 2008. The Company can be reached at its worldwide headquarters in Burlington, Mass., USA at +1 781-505-7500 or on the Internet at www.ibasis.com.

iBasis is a registered mark of iBasis, Inc. All other trademarks are the property of their respective owners.

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